Copa Holdings Reports Financial Results for the Second Quarter of 2020

Panama City, Panama --- Aug 5, 2020.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2020 (2Q20). The terms “Copa Holdings" and "the Company" refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2019 (2Q19).

Due to air travel restrictions implemented in response to the Covid-19 outbreak, the Company did not provide scheduled commercial service during the second quarter, and only operated a small number of charter and humanitarian flights, representing less than 1% of the Company´s capacity in 2Q19.  Therefore, this earnings release will focus on the financial results and metrics that are relevant in these circumstances and will omit certain financial ratios, unit metrics and operational indicators that are usually provided, since these are either not measurable or applicable on such a limited operational base.

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported a net loss of US$386.0 million or (US$9.08) per share. Excluding special items, the Company would have reported a net loss of US$114.6 million, or (US$2.70) per share.
▪

Special items for the quarter include a US$186.8 million non-cash impairment charge on the B737-700 fleet as a result of the Company´s announcement to sell those aircraft, a US$50.0 million loss expected on assets held for sale (Embraer aircraft, spare engines, spare parts and a simulator), a US$22.2 million unrealized loss on the mark-to-market of the convertible notes, and a US$12.3 million reversal for unredeemed tickets revenue provisions recorded in the first quarter, given the uncertainty of future passenger behavior due to the Covid-19 situation.

▪	Copa Holdings reported an operating loss of US$357.9 million. Excluding special items, the Company would have reported an operating loss of US$108.7 million.
▪	Cash burn, defined as the cash disbursements less proceeds excluding extraordinary financing activities, averaged US$77 million per month during the quarter.
▪	In April, the Company raised US$343 million in cash through a senior convertible note offering. Cash, short-term and long-term investments totaled US$1.14 billion at the end of the quarter.
▪	The Company entered into new committed, unsecured credit facilities of an additional US$150 million (currently undrawn) and closed the quarter with US$1.29 billion of available liquidity.
▪	The Company repaid US$95 million in short-term lines of credit, closing the quarter with a total debt of US$1.3 billion.
▪	Copa Holdings ended the quarter with a consolidated fleet of 102 aircraft – 6 Boeing 737MAX9s, 68 Boeing 737-800s, 14 Boeing 737-700s, and 14 Embraer-190s.

Subsequent Events

▪

During the month of July, the Company closed a secured revolving credit facility for an initial aggregate amount of US$105 million.  Including this facility, the Company now has US$255 million in unutilized committed credit facilities.

▪

On July 17th, due to the Covid-19 pandemic, the Panamanian government announced the extension of air travel restrictions until August 21st, 2020. The company has now scheduled the restart of its regular commercial flights for September 4th, 2020.

▪	On July 31st, the Company signed a US$79.1 million contract for the sale of its remaining 14 EMB-190s, 6 spare engines and spare parts, and expects to deliver these assets over the next 12 months.

Consolidated Financial & Operating Highlights	2Q20	2Q19	Variance vs. 2Q19	1Q20	Variance vs. 1Q20
Revenue Passengers Carried (000s)	9	2,550	-99.6%	2,118	-99.6%
RPMs (millions)	15	5,249	-99.7%	4,473	-99.7%
ASMs (millions)	31	6,166	-99.5%	5,491	-99.4%
Departures	225	32,676	-99.3%	28,286	-99.2%
Block Hours	820	106,425	-99.2%	93,568	-99.1%
Operating Revenues (US$ millions)	14.5	645.1	-97.7%	595.5	-97.6%
Operating Profit (Loss) (US$ millions)	-357.9	82.6	n/m	98.7	n/m
Adjusted Operating Profit (Loss) (US$ millions) (1)	-108.7	82.6	n/m	98.7	n/m
Net Profit (Loss) (US$ millions)	-386.0	50.9	n/m	74.3	n/m
Adjusted Net Profit (Loss) (US$ millions) (1)	-114.6	50.9	n/m	74.3	n/m
Basic EPS (US$)	-9.08	1.20	n/m	1.75	n/m
Adjusted Basic EPS (US$) (1)	-2.70	1.20	n/m	1.75	n/m
Shares for calculation of Basic EPS (000s)	42,512	42,478	0.1%	42,501	0.0%

(1) Excludes Special Items.  This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 2Q20 RESULTS

In an effort to slow-down the Covid-19 outbreak in the region, Panama and several countries throughout Latin America extended their restrictions on international travel. As such, the Company was not able not provide regular scheduled commercial service during the quarter, and only operated a small number of charters and humanitarian flights, amounting to less than 1% of its normal operating capacity.

The Covid-19 crisis continues to challenge the aviation industry in an unprecedented way and is forcing most airlines around the world to make significant changes to the way they conduct their businesses.  From the outset of the crisis, our management team has taken aggressive action, focusing on reducing fixed costs, further bolstering the Company´s liquidity position, and adjusting the company´s size, for what we believe will be a weakened demand environment in the immediate future. To that end, the Company announced its intention to sell its Boeing 737-700 fleet (14 aircraft), and does not expect to operate these aircraft again, which resulted in a US$186.8 million, non-cash and non-recurring impairment charge for the quarter.

During the month of July, the Company signed a contract for the sale of its 14 Embraer-190 aircraft, 6 spare engines and spare parts.  The decision to exit this fleet was made and announced in 2019, and these assets were already booked as held for sale.  Due to current market conditions, the agreed terms for the sale are lower than originally assumed, which generates a book loss of US$50 million dollars on the transaction.

Even though we face a great deal of uncertainty, we believe we are taking the necessary measures to maintain a position of strength in terms of liquidity, an efficient cost structure and flexible capacity and network plans, in order to keep the competitive advantage that has allowed us to deliver consistently leading results for over 20 years.

The Company has a proven and very strong business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company believes that its Hub of the Americas® will be an even more valuable source of strategic advantage, especially if fewer intra Latin America markets are able to sustain direct point to point service.  We believe our hub will be the best positioned to serve these markets. The company expects to leverage its strong balance sheet, leading liquidity position and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post Covid-19 world.

OUTLOOK FOR 2020

As a result of the uncertainty regarding the Covid-19 crisis and the possible impact of further travel restrictions in our region, the Company is not providing financial guidance for 2020.

In terms of capacity and depending on Covid-19 developments, including government restrictions and travel demand, among others, the Company currently expects to restart regular commercial operations no earlier than September 4th, 2020.  We estimate our monthly operations will initially represent less than 10% of our 2019 capacity and could gradually ramp up to a range of 30 to 40% by the end of the year.

Assuming a restart of operations on September 4th, and if we execute the capacity plan described above, we expect our monthly cash burn for the remainder of 2020 to be reduced to approximately US$66 million. This cash burn includes our net operational cashflows (including our expectation for the cash reimbursement of passenger tickets), a revised capital expenditures plan and staying current on the payments of financial obligations.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q20 totaled US$14.5 million, driven mostly by unredeemed ticket revenue and ConnectMiles revenues.

Passenger revenue totaled US$10.8 million, mostly comprised by US$4.6 million in unredeemed ticket revenue and US$3.1 million generated from humanitarian and charter flights.  The unredeemed ticket revenue reported is net of a US$12.3 million reversal of unredeemed ticket revenue provisions from 1Q20, due to the uncertainty in future behavior of passengers due to the Covid-19 crisis.

Cargo and mail revenue totaled US$0.1 million.

Other operating revenue totaled US$3.6 million, resulting mostly from revenue from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$0.1 million as a result of a limited number of charter and humanitarian flights.

Wages, salaries, benefits and other employees' expenses totaled US$38.2 million, significantly lower given temporary work contract suspensions, vacations and voluntary pay cuts and work hour reductions from our employees.

Passenger servicing totaled US$0.4 million due to certain fixed expenses and a small number of charter and humanitarian flights.

Airport facilities and handling charges totaled US$0.5 million due to fixed expenses in certain airports and a small number of charter and humanitarian flights.

Sales and distribution totaled US$3.8 million, mostly due to fixed charges and costs related to sales for future travel.

Maintenance, material and repairs totaled US$7.5 million, mostly as a result of provisions related to the future return of leased aircraft.

Depreciation and amortization totaled US$305.2 million in 2Q20, resulting from a US$186.8 impairment charge on the Boeing 737-700 fleet, US$68.4 million related to the depreciation of the Company´s assets and a US$50.0 million loss on the assets held for sale related to the Embraer fleet.

Flight operations totaled (US$0.1 million) due to overflight fees offset by adjustments from 1Q20.

Other operating and administrative expenses totaled US$16.8 million, which is mostly comprised by IT and overhead expenses, bad debt provisions and one-time advisory fees.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$42.6 million in 2Q20.

Finance cost totaled US$27.1 million in 1Q20, driven by a US$10.7 million non-cash charge resulting from the reduction in the discount rate utilized for the calculation of future lease return provisions, US$8.9 million related to fleet loan interest payments, US$4.8 million in convertible notes interest expenses, and US$2.6 million non-cash interest charges related to operating leases.

Finance income totaled US$5.7 million in proceeds from investments.

Net change in fair value of derivatives totaled a net US$22.2 million unrealized mark-to-market loss on the convertible notes issued.

Gain (loss) on foreign currency fluctuations totaled US$0.5 million.

Other non-operating income (expense) totaled US$0.4 million.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q20	2Q19	Change	1Q20	Change
Operating Revenues
Passenger revenue	10,790	620,538	-98.3%	574,650	-98.1%
Cargo and mail revenue	145	16,464	-99.1%	13,017	-98.9%
Other operating revenue	3,597	8,100	-55.6%	7,785	-53.8%
Total Operating Revenue	14,532	645,102	-97.7%	595,453	-97.6%

Operating Expenses
Fuel	137	177,169	-99.9%	136,954	-99.9%
Wages, salaries, benefits and other employees' expenses	38,198	108,342	-64.7%	110,289	-65.4%
Passenger servicing	402	25,530	-98.4%	21,890	-98.2%
Airport facilities and handling charges	505	44,698	-98.9%	40,365	-98.7%
Sales and distribution	3,754	51,289	-92.7%	42,011	-91.1%
Maintenance, materials and repairs	7,505	31,235	-76.0%	27,144	-72.4%
Depreciation and amortization	305,185	70,549	332.6%	66,375	359.8%
Flight operations	(82)	25,450	n/m	23,731	n/m
Other operating and administrative expenses	16,803	28,240	-40.5%	28,008	-40.0%
Total Operating Expense	372,408	562,502	-33.8%	496,766	-25.0%

Operating Profit (Loss)	(357,875)	82,601	n/m	98,687	n/m

Non-operating Income (Expense):
Finance cost	(27,056)	(13,573)	99.3%	(11,085)	144.1%
Finance income	5,677	6,041	-6.0%	6,320	-10.2%
Net change in fair value of derivatives	(22,198)	-	n/m	-	n/m
Gain (loss) on foreign currency fluctuations	500	(2,213)	n/m	(10,950)	n/m
Other non-operating income (expense)	447	(2,115)	n/m	(11)	n/m
Total Non-Operating Income/(Expense)	(42,628)	(11,859)	259.5%	(15,726)	171.1%

Profit (Loss) before taxes	(400,504)	70,742	n/m	82,961	n/m

Income tax expense	(14,486)	19,876	n/m	8,687	n/m

Net Profit (Loss)	(386,018)	50,866	n/m	74,273	n/m

EPS
Basic	-9.08	1.20	n/m	1.75	n/m

Shares used for calculation:
Basic	42,511,806	42,478,415		42,501,338

Copa Holdings, S. A. and subsidiaries
Consolidated statement of financial position
(US$ Thousands)	June	December
	2020	2019
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	307,297	158,733
Short-term investments	740,887	692,403
Total cash, cash equivalents and short-term investments	1,048,184	851,136

Accounts receivable, net	28,843	129,634
Accounts receivable from related parties	1,302	147
Expendable parts and supplies, net	76,577	69,100
Prepaid expenses	32,326	49,034
Prepaid income tax	2,387	1,181
Other current assets	10,927	14,206
	152,364	263,301
Assets held for sale	144,836	120,006

TOTAL CURRENT ASSETS	1,345,384	1,234,442

Long-term investments	94,540	134,347
Long-term accounts receivable	1,038	2,139
Long-term prepaid expenses	16,277	17,743
Property and equipment, net	2,227,313	2,532,402
Right of use assets	257,512	290,843
Intangible, net	104,485	108,116
Net pension asset	3,188	249
Deferred tax assets	21,461	19,216
Other Non-Current Assets	15,002	17,881
TOTAL NON-CURRENT ASSETS	2,740,816	3,122,935

TOTAL ASSETS	4,086,199	4,357,377

Loans and borrowings	177,004	122,581
Current portion of lease liability	95,087	97,732
Accounts payable	45,335	119,332
Accounts payable to related parties	1,070	14,086
Air traffic liability	409,843	497,374
Frequent flyer deferred revenue	85,923	80,325
Taxes Payable	1,476	46,267
Employee benefits obligations	11,015	55,373
Income tax payable	3,159	9,683
Other Current Liabilities	174	83
TOTAL CURRENT LIABILITIES	830,087	1,042,836

Loans and borrowings	1,148,253	938,182
Lease Liability	175,403	206,832
Derivative financial instruments	98,427	-
Other long - term liabilities	214,746	191,221
Deferred tax Liabilities	27,520	43,397
TOTAL NON-CURRENT LIABILITIES	1,664,350	1,379,633

TOTAL LIABILITIES	2,494,436	2,422,469

EQUITY
Issued Capital
Class A -33,859,791 issued and 31,405,999 outstanding	21,188	21,142
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	88,683	86,135
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,931,191	1,718,179
Net (loss) profit	(311,744)	247,002
Other comprehensive loss	(8,632)	(8,628)

TOTAL EQUITY	1,591,763	1,934,908

TOTAL EQUITY & LIABILITIES	4,086,199	4,357,377

Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the six months ended June 30,
(In US$ thousands)
	2020	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow (used in) from operating activities	(56,632)	331,143	267,114
Cash flow used in investing activities	(48,009)	(8,691)	(105,907)
Cash flow from (used in) financing activities	253,205	(252,469)	(228,840)
Net increase (decrease) in cash and cash equivalents	148,564	69,982	(67,633)
Cash and cash equivalents at January 1	158,733	156,158	238,792
Cash and cash equivalents at June 30	$307,297	$226,140	$171,159

Short-term investments	740,887	523,134	604,869
Long-term investments	94,540	144,072	171,356
Total cash and cash equivalents and investments at June 30	$1,142,724	$893,346	$947,384

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS and Monthly Cash Burn. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	2Q20	2Q19	1Q20

Operating Profit as Reported	$(357,875)	$82,601	$98,687
Add: Unredeemed Ticket Revenue provision reversal	$12,341
Add: Fleet Impairment loss	$186,807
Add: Expected Loss on Embraer assets held for sale	$50,048
Adjusted Operating Profit	$(108,679)	$82,601	$98,687

Net profit as Reported	$(386,018)	$50,866	$74,273
Add: Unredeemed Ticket Revenue provision reversal	$12,341
Add: Fleet Impairment loss	$186,807
Add: Expected Loss on Embraer assets held for sale	$50,048
Add: Net change in fair value of derivatives	$22,198
Adjusted Net Profit	$(114,624)	$50,866	$74,273

Reconciliation of Adjusted Basic EPS

Adjusted Net Profit	$(114,624)	$50,866	$74,273
Shares used for calculation of Basic EPS	42,512	42,478	42,501
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$(2.70)	$1.20	$1.75

Reconciliation of Monthly Cash Burn for 2Q20
Cash balance as reported on 1Q20	1,127
Cash balance as reported on 2Q20	1,143
Net cashflows in 2Q	16
Substract: Proceeds from Convertible Notes Offering	343
Add: Repayment of short term credit lines	95
Cash Burn for 2Q20 excluding extraordinary financing activities	(232)
Monthly Cash Burn for 2Q20 excluding extraordinary financing activities	(77)